Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction of Incorporation
Synplicity Deutschland GmbH	Germany
Synplicity Europe Ltd.	United Kingdom
Synplicity France SARL	France
Synplicity International, Inc.	United States
Synplicity Israel Ltd.	Israel
Synplicity Japan KK	Japan
Synplicity Software India Pvt. Ltd	India